Stellar Biotechnologies Immunotherapy Technology Demonstrates Protection Against Clostridium Difficile Infection in Preclinical Study

PORT HUENEME, CA, (October 21, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today presentation of positive results from a preclinical study of the Company’s KLH-conjugate active immunotherapy vaccine demonstrating  protection against Clostridium difficile (“C. diff”) infection in mice.  The study results are being presented this week at the 8th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 8) in Queensland, Australia, October 22-26, 2013.

Clostridium difficile is a bacteria found in the intestines that can cause severe and life-threatening intestinal conditions.  C. diff infections are at an all-time high and related hospitalizations have tripled in the last decade.

The oral presentation titled “An Anti-C. difficile PSII Polysaccharide-KLH Conjugate Vaccine is Efficacious in Mice” is the result of preclinical research conducted together by scientists from Stellar and the University of Guelph (Ontario, Canada) (“Guelph”).  The work relates to Stellar’s newly acquired active immunotherapy technology targeting the treatment and diagnosis of C. diff.

Stellar’s active immunotherapy technology for C. diff targets cell-surface antigens expressed across many strains of C. diff bacteria.  Stellar’s approach combines selected polysaccharides of C. diff with Stellar KLH as carrier and adjuvant.  The presentation at ClostPath 8 describes the design of a PSII-KLH immunotherapy vaccine and its evaluation in a murine model of C. diff infection.

In the study, the data demonstrated that vaccination with a PSII-KLH conjugate vaccine was effective in conferring protective immunity against C. diff infection, by improving survival in vaccinated mice compared to unvaccinated controls.  The study results suggest that Stellar’s PSII-KLH active immunotherapy technology shows promise as an effective approach to treating C. diff.  Additional preclinical research is underway.

ClostPath 8 is the preeminent scientific conference in the field of clostridial pathogenesis.  The meeting covers the latest discoveries presented by leading international researchers.

About Clostridium difficile

Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients.  C. diff is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use.  It causes severe diarrhea and life-threatening intestinal conditions such as colitis.  Incidence of C. diff is at a record high in the U.S. with more than 330,000 cases reported annually.  Deaths related to C. diff increased 400% in recent years.  The cost of C. diff related treatment in the U.S. and Europe is estimated at more than $7 billion annually.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

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Phone: +1 (646) 593-7140
markmcp@mzgroup.us
Web: www.mzgroup.us

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